Filed by Trimeris, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 (the "Securities Act") and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934 (the "Exchange Act")
Securities Act File Number: 333-175512
Subject Company: Trimeris, Inc.
Exchange Act File Number: 000-23155

Joint Press Release of Trimeris, Inc. and Synageva BioPharma Corp. Issued on July 18, 2011

FOR IMMEDIATE RELEASE

SYNAGEVA BIOPHARMA AND TRIMERIS ANNOUNCE FILING OF S-4

REGISTRATION STATEMENT

LEXINGTON, Mass. and DURHAM, N.C., July 18, 2011 – Synageva BioPharma Corp., a privately held biopharmaceutical company developing therapeutic products for rare disorders (“Synageva”), and Trimeris, Inc. (NASDAQ: TRMS) (“Trimeris”) announced today that Trimeris has filed a Form S-4 Registration Statement with the U.S. Securities and Exchange Commission (“SEC”) pertaining to the previously announced merger of Trimeris and Synageva. The Registration Statement has not yet been declared effective, and the information contained therein is subject to change. Once the Registration Statement has been declared effective, Synageva and Trimeris intend to set a date for a special meeting of each of their respective stockholders to approve the merger and deliver the final joint proxy statement/prospectus to their respective stockholders.

About Synageva BioPharma Corp.

Synageva is a clinical stage biopharmaceutical company focused on the discovery, development, and commercialization of therapeutic products for patients with life-threatening rare diseases and unmet medical need. Its lead program, SBC-102, is a recombinant human lysosomal acid lipase (“LAL”) currently in clinical trials in the U.S. and EU for the treatment of patients with LAL Deficiency, which is a rare and devastating disease that causes significant morbidity and mortality. SBC-102 has been granted orphan designations by the U.S. Food and Drug Administration (“FDA”) and the European Medicines Agency (“EMA”), and fast track designation by the FDA. Synageva has several protein therapeutics in its pipeline, including two enzyme replacement therapies for lysosomal storage disorders and two programs for life-threatening genetic conditions for which there are currently no approved treatments. The Company has assembled a team with a proven record of bringing orphan therapies to patients. Further information regarding Synageva BioPharma Corp. is available at http://www.synageva.com.

About Trimeris, Inc.

Trimeris, Inc. (NASDAQ: TRMS) pioneered the development of a class of antiviral drug treatments called fusion inhibitors. Trimeris’ currently marketed product is FUZEON, an anti-HIV fusion inhibitor which was developed by Trimeris in collaboration with Roche. Substantially all of Trimeris’ revenues are derived from its collaboration with Roche relating to FUZEON. For more information about Trimeris, please visit the company’s website at http://www.trimeris.com.

Important Merger Information and Additional Information and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of Trimeris or Synageva or the solicitation of any vote or approval. In connection with the proposed merger, Trimeris filed a Registration Statement on Form S-4, filed with the SEC on July 13, 2011 (the “Registration Statement”), which includes a preliminary joint proxy statement of Trimeris and Synageva and constitutes a preliminary prospectus of Trimeris. These materials are not yet final and will be further amended. The joint proxy statement/prospectus of Trimeris and Synageva will be mailed to the stockholders of Trimeris and Synageva once it is final. Investors are strongly urged to read the definitive joint proxy statement/prospectus when it becomes available and other documents filed with the SEC by Trimeris, because they will contain important information about Trimeris, Synageva and the proposed merger.

Investors and security holders of Trimeris may obtain free copies of the joint proxy statement/prospectus for the proposed merger and other documents filed with the SEC by Trimeris through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders of Trimeris will be able to obtain free copies of the joint proxy statement/prospectus for the proposed merger by contacting Trimeris, Inc., Attn: James Thomas, Chief Financial Officer. Investors and security holders of Synageva will be able to obtain free copies of the joint proxy statement/prospectus for the merger by contacting Synageva BioPharma Corp., Attn: Secretary, 128 Spring Street, Suite 520, Lexington, MA 02421.

Trimeris and Synageva, and their respective directors and certain of their executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the agreement between Trimeris and Synageva. Information regarding Trimeris’ directors and executive officers is contained in Trimeris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which was filed with the SEC on March 14, 2011, and in its proxy statement prepared in connection with its 2010 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2010. Information regarding Synageva’s directors and officers and a more complete description of the interests of Trimeris’ and Synageva’s respective directors and officers in the proposed transaction is available in the Registration Statement.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release regarding the proposed merger between Trimeris and Synageva may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “could,” “anticipates,” “expects,” “estimates,” “plans,” “should,” “target,” “will,” “would” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the risk that Trimeris and Synageva may not be able to complete the proposed transaction; the risk that Synageva’s product candidates do not demonstrate safety and/or efficacy in clinical trials; the risks associated with reliance on collaborative partners; risks involved with development and commercialization of product candidates; and other risks and uncertainties more fully described in Trimeris’ Annual Report on Form 10-K for the year ended December 31, 2010 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, each as filed with the SEC, as well as the other filings that Trimeris makes with the SEC. Investors and stockholders are also urged to read the risk factors set forth in the Registration Statement.

In addition, the statements in this press release reflect our expectations and beliefs as of the date of this release. We anticipate that subsequent events and developments will cause our expectations and beliefs to change. However, while we may elect to update these forward-looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing our views as of any date after the date of this release.

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Contact for Synageva:	Contact for Trimeris:
Kelley Forrest	James Thomas
Tel: (781) 357-9900	Tel: (919) 806-4682
kelley.forrest@synageva.com	jthomas@trimeris.com